Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Years Ended December 31,
	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges	2.0	18.0	1.1	15.3	2.4
     In computing the ratio of earnings to fixed charges, earnings have been based on income from continuing operations before income tax provision (benefit) and before income from equity method investees plus fixed charges. Fixed charges consist of interest, amortization of debt issuance costs and debt discounts and the portion of rental expense on operating leases attributable to interest.